UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 21, 2024

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Notice for the Annual General Meeting of Novo Nordisk A/S

Bagsværd, Denmark, 21 February 2024 – The Annual General Meeting of Novo Nordisk A/S will be held on:

Thursday 21 March 2024 at 14.00 (CET)

The Annual General Meeting is held as a partially electronic general meeting. Accordingly, shareholders can choose between participating in person at Bella Center, Center Boulevard 5, DK-2300 Copenhagen S, Denmark or participating virtually via an IT application. We encourage shareholders to exercise their rights by submitting proxies or votes by correspondence in advance of the Annual General Meeting.

Also, Novo Nordisk offers the possibility of viewing the Annual General Meeting via live webcast on Novo Nordisk’s website.

Please refer to the notice for further information. The notice for the Annual General Meeting, including Appendix: Candidates for the Board of Directors, is enclosed.

BOARD OF DIRECTORS

All Board members elected by the Annual General Meeting are up for election.

The Board of Directors proposes re-election of Helge Lund as chair of the Board and re-election of Henrik Poulsen as vice chair. Moreover, the Board proposes re-election of the following Board members: Laurence Debroux, Andreas Fibig, Sylvie Grégoire, Kasim Kutay, Christina Law and Martin Mackay as members of the Board.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 63,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com

David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com

Sina Meyer +45 3079 6656 azey@novonordisk.com	Frederik Taylor Pitter +45 3075 8259 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 17 / 2024

Novo Nordisk A/S – Novo Nordisk A/S – Novo Alle 1, 2880 Bagsværd, Denmark – CVR no. 24256790 Annual General Meeting 2024 Juan Pablo Villaseñor lives with obesity and cardiovascular disease. Until recently, Juan struggled with stigma and often blamed himself for not being able to lose weight. Today, he exercises regularly and spends quality time with his son.

Novo Nordisk Annual General Meeting 2024 2 The Board of Directors invites the shareholders to the 2024 Annual General Meeting The Annual General Meeting of Novo Nordisk A/S (Novo Nordisk or the 'Company') will be held on Thursday 21 March 2024 at 14.00 (CET). The meeting will be held as a partially electronic general meeting. Accordingly, shareholders can choose between participating in person at Bella Center, Center Boulevard 5, DK - 2300 Copenhagen S, Denmark, or participating virtually. Also, a live webcast of the meeting will be available on www.novonordisk.com . After the completion of the Annual General Meeting, the Company will host an informal shareholders’ meeting beginning Thursday 21 March 2024 at 17.00 (CET). Shareholders can choose to participate in person at Bella Center or follow the webcast on www.novonordisk.com . Lars Fruergaard Jørgensen and Helge Lund (left) during the Annual General Meeting in March 2023.

Novo Nordisk Annual General Meeting 2024 3

Agenda

1 **The Board of Directors' oral report on the Company's activities in the past financial year**

2 **Presentation and adoption of the audited Annual Report 2023**

3 **Resolution to distribute the profit according to the adopted Annual Report 2023**

4 **Presentation of and advisory vote on the Remuneration Report 2023**

5 **Remuneration:**

5.1 Approval of the remuneration of the Board of Directors for 2024
5.2 Indemnification of the Board of Directors and the Executive Management
5.3 Approval of the Remuneration Policy

6 **Election of members to the Board of Directors:**

6.1 Election of chair
6.2 Election of vice chair
6.3 Election of other members to the Board of Directors

7 **Appointment of auditor**

8 **Proposals from the Board of Directors and/or shareholders:**

8.1 Reduction of the Company's B share capital by nominally DKK 4,500,000 by cancellation of B shares
8.2 Authorisation to the Board of Directors to allow the Company to repurchase own shares
8.3 Authorisation to the Board of Directors to increase the Company's share capital

9 **Any other business**

Participate or View

Participate at the Annual General Meeting, in person or virtually:
Request an admission card via the Investor Portal latest by Friday 15 March 2024 at 23:59 (CET).

Grant proxy or vote by correspondence:
Fill in the proxy form latest by Friday 15 March 2024 at 23:59 (CET) or submit your vote by correspondence latest by Wednesday 20 March 2024 at 12:00 noon (CET), via the Investor Portal.

Participate at the Informal Shareholders' Meeting:
Request an admission card via the Investor Portal latest by Friday 15 March 2024 at 23:59 (CET).

View the live webcasts of the Annual General Meeting and Informal Shareholders' Meeting:
Go to Novo Nordisk's website: www.novonordisk.com

Investor Portal:
www.novonordisk.com/investors/Investor-portal.html

Contact

Novo Nordisk A/S
Novo Alle 1, 2880 Bagsværd, Denmark
Website: www.novonordisk.com/AGM
Phone: +45 4444 8888
Email: AGmeeting@novonordisk.com

Computershare A/S
Lottenborgvej 26, 2800 Kgs. Lyngby, Denmark
Website: www.computershare.dk
Phone: +45 4546 0997 weekdays 9.00-15.00 (CET)
Email: agm@computershare.dk

Bella Center
Center Boulevard 5, 2300 Copenhagen S, Denmark
Website: www.bellacentercopenhagen.dk
Phone: +45 3252 8811

Novo Nordisk Annual General Meeting 2024 4 Elaboration on the items on the agenda Item 5: Remuneration Item 5.1: Approval of the remuneration of the Board of Directors for 2024 The remuneration of the Board of Directors was most recently adjusted in 2023. As mentioned in the notice for the Annual General Meeting 2023, the Board of Directors expected to continue the general review of the Board remuneration levels during 2023 in light of the general market developments for Board remuneration as well as developments in Novo Nordisk’s business. The Remuneration Committee and the Board has now conducted the review of the level of Board fees, including a comparison against the Board fees paid by Nordic general industry companies as well as European pharma companies similar to Novo Nordisk in size, complexity and market capitalisation (see the Remuneration Report 2023, page 13). The benchmark shows that the 2023 fee to the Board members of Novo Nordisk A/S was above the upper quartile of the Nordic general industry peer group and slightly below the lower quartile of the European Pharma peer group. To reflect the Company’s position relative to the Nordic general industry peer group and the European Pharma peer group, secure a competitive fee level and fairly reflect the Board member’s role, actual function and responsibilities on the Board, the Board proposes to increase the base fee with 7.1% from DKK 784,000 in 2023 to DKK 840,000 as from 2024. This change would still place the fee to a Board member above the upper quartile of the Nordic peer group, while now placing it between the lower quartile and median of the European Pharma peer group based on 2023 benchmark figures. Similarly, the fee to the Chair will continue to be above the upper quartile of the Nordic general industry peer group and below the lower quartile of the European Pharma peer group, while the fee to the Vice Chair will be placed as the Board member fee based on 2023 benchmark figures. The Board members shall receive multiples of the base fee in accordance with the Remuneration Policy: 1. The chair shall receive 4.00 times the base fee. 2. The vice chair shall receive 2.00 times the base fee. 3. The other Board members shall receive the base fee. In addition, Board committee members shall receive multiples of the base fee in accordance with the Remuneration Policy. It is proposed to acknowledge the Research & Development committee’s strategic importance by increasing the multiplier from 0.50 times the base fee to 0 . 75 times the base fee for the committee chair and from 0 . 25 times the base fee to 0 . 50 times the base fee for the committee members as from 2024 (see item 5 . 3 regarding amendment of the Remuneration Policy) . The Board committee members shall receive the following: 1. The Audit Committee chair shall receive 1.00 times the base fee and Audit Committee members shall receive 0.50 times the base fee. 2. The Research and Development Committee chair shall receive 0.75 time the base fee and the Research and Development Committee members shall receive 0.50 times the base fee (subject to approval of the Remuneration Policy under item 5.3). 3. Chairs of the Nomination Committee and the Remuneration Committee shall receive 0.50 times the base fee and committee members of the Nomination Committee and the Remuneration Committee shall receive 0.25 times the base fee. Item 1: The Board of Directors' oral report on the Company’s activities in the past financial year The Board of Directors proposes that the oral report on the Company’s activities in the past financial year is noted by the Annual General Meeting. Item 2: Presentation and adoption of the audited Annual Report 2023 The Board of Directors proposes that the audited Annual Report 2023 is adopted by the Annual General Meeting . The Annual Report is available on the Company’s website at www . novonordisk . com/agm . Item 3: Resolution to distribute the profit according to the adopted Annual Report 2023 The Board of Directors proposes that the final dividend for 2023 is DKK 6.40 for each Novo Nordisk A or B share amount of DKK 0.10. The total dividend for 2023 of DKK 9.40 includes both the interim dividend of DKK 3.00 for each Novo Nordisk A and B share amount of DKK 0.10, which was paid in August 2023, and the final dividend of DKK 6.40 for each Novo Nordisk A and B share of DKK 0.10 to be paid in March 2024. The total dividend per share amount of DKK 0.10 is increased by 51.6% compared to 2022. The total dividend for 2023 corresponds to a pay - out ratio of 50.2%. Item 4: Presentation of and advisory vote on the Remuneration Report 2023 The Board of Directors proposes that the Remuneration Report 2023 is adopted by the Annual General Meeting. The Remuneration Report 2023 is available on the Company’s website at novonordisk.com/agm .

Novo Nordisk Annual General Meeting 2024 5 In addition, the Board of Directors proposes that the travel allowance is maintained at the same level as in 2023: 1. For Board meetings and committee - related meetings held in the home country of the Board member with five hours or more air travel each member shall receive DKK 42,000. 2. For Board meetings and committee - related meetings held outside the home country of the Bboard member, but on home continent each member shall receive DKK 42,000. 3. For Board meetings and committee - related meetings held on another continent than the home country of the Board member each member shall receive DKK 84 , 000 . The actual remuneration of the Board of Directors for 2024 shall be approved by the Annual General Meeting in 2025. The Board of Directors expects to continue the general review of the Board remuneration levels during 2024 in light of the general market developments for Board remuneration as well as the developments in Novo Nordisk’s business. Based on this review, the Board may submit a proposal for adjusted Board remuneration to the Annual General Meeting in 2025. Item 5.2: Indemnification of the Board of Directors and the Executive Management: As described in Novo Nordisk’s Remuneration Policy, it is the Company’s policy to take out directors’ and officers’ liability insurance (’D&O Insurance’) and, further, to indemnify members of the Board of Directors and of the Executive Management in situations where there is no or inadequate coverage under the D&O Insurance. The indemnification scheme (the ‘Scheme’) that is currently in place was approved by the Annual General Meeting on 25 March 2021 and is reflected in the Company’s current Remuneration Policy (pages 4 and 9). In a recent letter, the Danish Business Authority has expressed new guiding principles for indemnification schemes. With a view to reflect this new guidance, the Board of Directors proposes that the Scheme be updated and reapproved by the Annual General Meeting. With due regard to the regulatory environment in which the Company operates and the current insurance markets, the Board of Directors continues to find it in the best interest of the Company and its shareholders to offer comprehensive liability coverage for Board members and Executive Management through a combination of the Scheme and customary D&O Insurance. Together, these offer relevant protection to those serving and taking decisions for the Company and they help ensure the Company is able to continue attracting and retaining qualified and suitable candidates for such positions. The Scheme is intended to cover claims raised against directors and officers in the discharge of their duties as well as related defence and investigation costs to the fullest extent possible, in each case subject to the exclusions set out under item 5.2(a) and (b). If claims are covered by D&O Insurance, indemnification under the Scheme shall not be available. The Scheme will thus cover only those matters not covered by D&O Insurance and matters exceeding the coverage available under any applicable D&O Insurance. For the avoidance of doubt, indemnification under the Scheme is not conditional upon any coverage under the D&O Insurance or other sources first being exhausted. Item 5 . 2 (a) Indemnification of the Board of Directors The Board of Directors proposes that the following revised Scheme for indemnification of Board members be adopted by the Annual General Meeting : “It is Novo Nordisk’s policy to take out directors’ and officers’ liability insurance (D&O Insurance) on such terms and conditions as the company considers appropriate from time to time. It is further the company’s policy to supplement a D&O Insurance with a scheme which allows for indemnification of current, former, and future Board members (jointly referred to as Board members). Novo Nordisk’s general meeting has consequently approved a scheme of indemnification (the Scheme) pursuant to which Novo Nordisk undertakes to indemnify and hold harmless each Board member from and against losses (including any costs, expenses and potential tax liabilities associated therewith) incurred by such Board member and arising out of such person’s discharge of his/her duties as a director of Novo Nordisk. The Scheme will cover claims arising out of circumstances or events having occurred after 21 March 2024 and no later than 1 July 2028. Claims made after 21 March 2024 but arising out of circumstances or events having occurred on or prior to 21 March 2024 shall be covered by the scheme adopted by the Annual General Meeting on 25 March 2021. The Scheme is adopted for the benefit of the individual Board member and no third party shall be entitled to rely on or derive any benefits from the Scheme or have any recourse against Novo Nordisk on account of the Scheme.

Novo Nordisk Annual General Meeting 2024 6 Excluded from coverage under the Scheme are losses, etc., derived from: (a) Any claims if and to the extent covered by insurance taken out by Novo Nordisk, including any applicable D&O Insurance, it being understood that the indemnification may also cover claims not covered in whole or in part by any such insurance; (b) Any claims raised against a Board member arising out of such Board member’s willful misconduct, gross negligence or improper acts or omissions (in Danish “utilbørlige dispositioner”); (c) Any claims raised against the Board member by Novo Nordisk or a Novo Nordisk subsidiary; (d) Any sanctioned offence under applicable criminal law committed by a Board member, to the extent such losses, etc., constitute penal sanctions, including fines, or related defence costs; and (e) Any other claims, if and to the extent it would be inconsistent with applicable law to offer the benefits of the Scheme to the Board member. The Board of Directors shall administer and implement the Scheme, including by laying down the detailed terms and conditions and defining monetary thresholds and other limits to the scope of coverage, in each case consistent with the resolution approved by the Annual General Meeting on 21 March 2024. The individual Board Member is covered by the Scheme only to the extent provided for in such detailed terms and conditions communicated to the Board Member. The Board of Directors is further authorised to take any decisions in relation to the Scheme. In this context, the Board of Directors may determine whether a claim is comprised by the Scheme and/or refer such determination and/or any other specific decisions related to the Scheme to a third - party expert or independent committee.” As reflected above, the Scheme will be implemented and managed by the Board of Directors acting in accordance with the resolution approved by the Annual General Meeting. Item 5.2(b) Indemnification of the Executive Management The Board of Directors proposes that the Annual General Meeting approves the revised Scheme also be extended to existing, former and future members of the Executive Management (jointly referred to as ‘Executive Management’). The Scheme for the Executive Management shall be subject to same terms as set out in respect of the Board of Directors under item 5.2(a). The Board of Directors shall implement and manage the Scheme for Executive Management, including by laying down the detailed terms and conditions, monetary thresholds and other limits to scope of coverage, in accordance with the resolution approved by the General Meeting. The individual manager will be covered by the Scheme only to the extent provided for in such detailed terms and conditions communicated to the manager. The Board of Directors is further authorised to take any decisions in relation to the Scheme for Executive Management. In this context, the Board of Directors may determine whether a claim is comprised by the Scheme and/or refer such determination and/or any other specific decisions related to the Scheme to a third - party expert or independent committee. For the avoidance of doubt, the Company may adopt indemnification arrangements for other employees and management members, which may be subject to terms and conditions which vary from the Scheme. Item 5.2(c): Amendments to the Articles of Association The Board of Directors proposes that the adoption of the Scheme for indemnification of members of the Board of Directors and Executive Management be reflected in the Articles of Association, in each case to the extent approved pursuant to agenda items 5.2(a) and 5.2(b). The Board of Directors consequently proposes the addition of the following new Article 10.11 to the Articles of Association: ”The Company’s general meeting has adopted a resolution approving a scheme for indemnification of current, former, and future members of the Board of Directors and Executive Management in respect of losses (including any costs, expenses and potential tax liabilities associated therewith) incurred by such persons arising out of the discharge of their duties as a director or manager of the Company. The scheme is implemented and managed by the Board of Directors in accordance with the resolution of the general meeting.” Item 5.3: Approval of the Remuneration Policy The Remuneration Policy was significantly revised and approved by the Annual General Meeting in 2020. Subsequently, minor adjustments have been approved by the Annual General Meeting every year. In line with the Danish Companies Act, the full Remuneration Policy is submitted for a vote at the Annual General Meeting in 2024. Novo Nordisk A/S is listed on the New York Stock Exchange (the ‘NYSE’). NYSE recently adopted in accordance with a new rule adopted by the US Securities & Exchange Commission (the ‘SEC’) a listing standard requiring all listed companies (including foreign private issuers) to adopt and comply with a written claw back policy requiring public companies to recover excess incentive compensation from executive officers if such amounts were based on material misstatements in financial reports. In order to comply with this requirement, the Board has approved a new separate executive incentive claw back policy effective as of 1 December 2023 and proposes that the section on claw back and malus in the Remuneration Policy be updated to reflect such new executive incentive claw back policy. Moreover, the Board of Directors and the Remuneration Committee have undertaken a general review of the Remuneration Policy and propose the following additional substantive changes be adopted by the Annual General Meeting:

Novo Nordisk Annual General Meeting 2024 7 • The multipliers for the Research & Development Committee have been increased from 0.50 to 0.75 times the annual base fee for the chair and from 0.25 to 0.50 times the annual base fee for other committee members in light of the strategic importance of the committee. • The wording of the indemnification scheme for members of the Board of Directors and Executive Management will be updated to reflect decisions made by the Annual General Meeting under item 5 . 2 (a) and (b) . • The maximum payout under the short - term incentive programme (STIP) has been increased from 9 months’ base salary to 12 months’ base salary for the executive vice presidents to improve current market positioning relative to the Nordic general industry peer group and the European Pharma peer group reflecting the Company’s growth as well as for retention reasons. • The maximum payout under the long - term incentive programme (LTIP) has been increased from 26 months’ base salary to 30 months’ base salary for the chief executive officer and from 19.5 months’ base salary to 24 months’ base salary for the executive vice presidents to improve current market positioning relative to the Nordic general industry peer group and the European Pharma peer group reflecting the Company’s growth as well as for retention reasons. • The Board’s authorisation to grant a cash bonus in exceptional circumstances to one or more executives for an extraordinary performance has been capped and may not exceed 250% of the annual base salary for the executive in question to align the approach with market practice. • For LTIPs established in 2024 onwards, the requirement on executives to hold shares allocated for two years following the three - year performance period has been reduced from 50% to 40% of the shares allowing executives to sell shares to cover taxes. • The shareholding requirements have been increased from 2 to 3 times the annual base salary for the chief executive officer and from 1 to 1.5 time the respective annual base salary for the executive vice presidents to reflect the increased long - term incentive pay - out opportunity from 2024 onwards. • To ensure a higher degree of alignment with the Danish Corporate Governance Recommendations and reflect a historical practice, the total value of the remuneration for the notice period, including the severance payment, should not exceed two years’ total remuneration, including all remuneration components. • The Board’s authorisation to deviate from Section 3 of the Remuneration Policy in exceptional circumstances has been further specified and it is now expressly stated that the evaluation must be based on valid, verifiable, and objective criteria in addition to the existing criteria. Item 6: Election of members to the Board of Directors Item 6.1: Election of chair The Board of Directors proposes re - election for a one - year term of Helge Lund as chair of the Board of Directors. Item 6.2: Election of vice chair The Board of Directors proposes re - election for a one - year term of Henrik Poulsen as vice chair of the Board of Directors. Item 6.3: Election of other members to the Board of Directors The Board of Directors proposes re - election for a one - year term of the following shareholder - elected Board members: Laurence Debroux, Andreas Fibig, Sylvie Grégoire, Kasim Kutay, Christina Law and Martin Mackay. Please see the Appendix for a description of the qualifications, executive and non - executive functions, etc. held in other companies by the nominated candidates. Item 7: Appointment of auditor The Board of Directors proposes appointment of Deloitte Statsautoriseret Revisionspartnerselskab as auditor in accordance with the Audit Committee’s recommendation in respect of statutory financial and sustainability reporting. The recommendation from the Audit Committee is free from influence by third parties and no agreements with third parties which restrict the choice as regards the appointment of a particular statutory auditor or audit firm have been imposed on it. Item 8: Proposals from the Board of Directors and/or shareholders Item 8.1: Reduction of the Company's B share capital by nominally DKK 4,500,000 by cancellation of B shares The Board of Directors proposes that the Company’s B share capital is reduced from DKK 343,512,800 to DKK 339,012,800 by cancellation of part of the Company’s own holding of B shares at a nominal value of DKK 4,500,000 divided into 45,000,000 B shares of DKK 0.10 each. After reduction of the share capital, the Company’s share capital will amount to DKK 446,500,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 339,012,800. The purpose of the reduction of the Company’s share capital is to distribute funds to the shareholders by way of the Company repurchasing shares in accordance with the authorisations granted to the Board of Directors at previous Annual General Meetings. If the proposal is adopted, the Company’s holding of own shares will be reduced by 45,000,000 B shares of DKK 0.10 each. These B shares were repurchased for the total sum of DKK 26,431,000,000 which means that, in addition to the nominal reduction amount, DKK 26,426,500,000 has been distributed to shareholders. The Board of Directors’ proposal to reduce the Company’s B share capital is made in order to maintain capital structure flexibility.

Novo Nordisk Annual General Meeting 2024 8 Adoption of the proposal implies the following amendment of Article 3.1 of the Articles of Association taking effect upon completion of the capital reduction: “3.1 The Company’s share capital amounts to DKK 446,500,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 339,012,800.” Item 8.2: Authorisation to the Board of Directors to allow the Company to repurchase own shares The Board of Directors proposes that an authorisation of the Board of Directors is granted to allow the Company to repurchase own shares until the Annual General Meeting in 2025, up to a total nominal amount of DKK 44,650,000, corresponding to 10% of the share capital following the capital reduction, cf. item 8.1, subject to a holding limit of 10% of the share capital. The repurchase must take place at a price equal to the share price quoted at the time of the repurchase with a deviation of up to 10%. Novo Nordisk’s guiding principle is that any excess cash should be returned to investors. The dividend policy is to have a dividend level comparable to our peers, and this is complemented by share repurchase programmes to ensure the guiding principle is achieved. The Company considers it good corporate governance and consistent with the Company’s strategy for its share repurchase programmes that the mandate to repurchase existing shares is limited in amount and affirmed by the Annual General Meeting on a regular basis. Item 8.3: Authorisation to the Board of Directors to increase the Company's share capital The Board of Directors’ current authorisation in Article 5.3 of the Articles of Association to increase the share capital expires on 25 March 2025. Therefore, the Board of Directors proposes to extend the authorisation for a period of 1 year until 25 March 2026 and to limit the maximum share capital increase to a total of nominally DKK 44,650,000 for the authorisations under Article 5.3. Article 5.3, subject to adoption of the proposal, will be worded as follows: “(a) Until 25 March 2026, the Board of Directors shall be authorised to increase the share capital in one or more stages with pre - emptive rights for the existing shareholders by up to a total nominal amount of DKK 44,650,000. The capital increase may take place by payment in cash. The capital increase may take place at a subscription price lower than the market price, provided that the capital increase takes place proportionately between A shares and B shares. The holders of A shares shall in such case have a pre - emptive right to subscribe for new A shares, and holders of B shares shall have a pre - emptive right to subscribe for new B shares. If the capital increase takes place at market price, the capital increase may take place by proportionate issuance of A shares and B shares or by issuance of B shares only. In case of issuance of A shares as well as B shares, the holders of A shares shall have a pre - emptive right to subscribe for new A shares, and holders of B shares shall have a pre - emptive right to subscribe for new B shares. In case of issuance of B shares only, the holders of both classes of shares shall have proportionate pre - emptive subscription rights for the new B shares. (b) Until 25 March 2026, the Board of Directors is authorised to increase the share capital in one or more stages without pre - emptive rights for the existing shareholders by issuing B shares for up to a total nominal amount of DKK 44,650,000. The capital increase shall take place at market price and may take place either by payment in cash or by contribution of assets other than cash. (c) The authority given to the Board of Directors under Articles 5.3(a) - (b) above can in the aggregate only be exercised to increase the share capital by a maximum nominal amount of DKK 44,650,000.”

Novo Nordisk Annual General Meeting 2024 9 Additional information Majority requirements To adopt the proposals under items 5.2(c), 8.1 and 8.3 of the agenda, at least two thirds of the total number of votes in the Company shall be present at the Annual General Meeting, and not less than two thirds of the votes cast and share capital represented shall vote for the proposals. All other proposals on the agenda may be adopted by a simple majority of votes. Item 4 is up for advisory vote. Share capital and record date The current share capital of the Company amounts to DKK 451,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 343,512,800. Each A share capital amount of DKK 0.01 carries 10 votes and each B share capital amount of DKK 0.01 carries 1 vote. The record date is Thursday 14 March 2024. Participation and voting rights Anyone who is registered as a shareholder in the register of shareholders at the end of the record date, Thursday 14 March 2024 , or who has made a request to such effect by that date is entitled to participate and vote at the Annual General Meeting. The participation and voting rights are determined by the number of shares held by each shareholder at the end of the record date as per the register of shareholders as well as any notification for registration received by the Company by that time but which has not yet been entered in the register. Shareholders holding Novo Nordisk shares through a nominee must exercise voting rights through the nominee structure. This entails that any votes, including amendment of votes submitted by proxy, must be submitted to the Company by the nominee. How to vote in advance – proxy and correspondence voting Shareholders who wish to vote in advance or who cannot attend the Annual General Meeting are encouraged to submit proxies or votes by correspondence. Proxy voting and correspondence voting: Shareholders may grant proxy to a named third party or to the Board of Directors. Alternatively, shareholders may cast their vote in advance of the meeting (vote by correspondence). Proxies and votes by correspondence may be submitted in the following ways: • via the InvestorPortal. Logging on requires MitID or username and password. The InvestorPortal can be accessed via Novo Nordisk’s website www.novonordisk.com/investors/Investor - portal.html or via Computershare A/S’ website www.Computershare.dk , or • by downloading a form from novonordisk.com/AGM. Print, complete, sign and send the form via email to agm@computershare.dk or by ordinary letter to Computershare A/S, Lottenborgvej 26, 2800 Kgs. Lyngby, Denmark. Proxies shall be received by Friday 15 March 2024 at 23:59 (CET). Votes by correspondence shall be received no later than Wednesday 20 March 2024 at 12:00 noon (CET). Proxies apply to all items discussed at the meeting. In the event new proposals are submitted, including amendments or proposals for election of members to the Board of Directors or appointment of auditor not on the agenda, the proxy holder will vote according to his/ her best belief. Votes by correspondence will be taken into account if a new proposal is substantially the same as the original. How to ask questions in advance Shareholders may ask questions in advance of the Annual General Meeting. • For questions about participation, admission cards, the InvestorPortal, how/when/where to submit proxies and votes by correspondence, how to use Computershare Meeting Services, registration of shares by name and other technical questions concerning the Annual General Meeting, please contact Computershare A/S by email to agm@computershare.dk or by telephone +45 45 46 09 97 weekdays between 9.00 and 15.00 (CET). • Shareholders having questions to the items on the agenda or about Novo Nordisk in general are encouraged to submit these in advance by email to AGmeeting@novonordisk.com no later than Wednesday 20 March 2024 at 12:00 noon (CET). The questions will as far as possible be answered in writing prior to the Annual General Meeting. A summary of questions and answers will be published on our website novonordisk.com/AGM.

Novo Nordisk Annual General Meeting 2024 10 How to participate – participation in person, virtual participation or viewing the webcast Novo Nordisk offers three different ways for the shareholders to participate in or view the Annual General Meeting: • Participation in person. This includes the possibility for voting, expressing opinions and asking verbal questions. • Virtual participation by PC or by smartphone/tablet. This includes the possibility for viewing the broadcast of the meeting, voting, expressing opinions and asking questions in writing. • Viewing the webcast of the Annual General Meeting on Novo Nordisk’s website . The webcast does not offer possibilities for voting, expressing opinions or asking questions at the Annual General Meeting . The three options are further described below. Participation in person : To participate in person, shareholders should sign up by requesting an admission card latest by Friday 15 March 2024 at 23 : 59 (CET) . For guidance, please refer to the “Admission card” section below . The venue of the Annual General Meeting is Bella Center, Center Boulevard 5, DK - 2300 Copenhagen S, Denmark. Please use Entrance 6. In case of a vote, shareholders participating in person must submit their votes during the meeting via the application named Computershare Meeting Services, and shareholders must bring and use their own PC/ smartphone/tablet to access the application. For guidance, please refer to the “Computershare Meeting Services” section below. Shareholders who do not have the possibility to bring and use their own device may borrow one at the venue. Virtual participation: To participate virtually at the Annual General Meeting, shareholders should sign up by requesting an admission card latest by Friday 15 March 2024 at 23:59 (CET). For guidance, please refer to the “Admission card” section below. Virtual participation takes place through the application named Computershare Meeting Services which is accessible by web browser. For guidance, please refer to the “Computershare Meeting Services” section below. Webcast: Shareholders can watch the live webcast in Danish and English on the Company's website novonordisk.com. The webcast will also be available on the website after the meeting. The live webcast is publicly accessible and requires no admission card. Computershare Meeting Services: Computershare Meeting Services will be used for participation in person as well as virtual participation and is accessible by web browser. Accordingly, shareholders should ensure to have available a PC/ smartphone/tablet with a web browser installed and have an adequate and functioning internet connection during the Annual General Meeting. Wifi will be available at the venue of the Annual General Meeting. The minimum system requirements are: The latest version of Google Chrome, Safari, Microsoft Edge or Firefox web browser. A User guide for Computershare Meeting Services is available on novonordisk.com/AGM. Admission card Admission card for the Annual General Meeting is necessary for participating in person as well as virtually. Admission cards are issued electronically and may be obtained: • via the InvestorPortal. Logging on requires MitID or username and password. The InvestorPortal can be accessed via Novo Nordisk’s website www.novonordisk.com/investors/Investor - portal.html or via Computershare A/S’ website: www.Computershare.dk, or • by contacting Computershare A/S by phone +45 45 46 09 97 weekdays between 9.00 and 15.00 (CET) or via email: agm@computershare.dk. Admission cards will be sent to the shareholder’s email address specified in the InvestorPortal upon registration and will include a link to the user guide for the Computershare Meeting Services application. Admission cards and Computershare Meeting Services user credentials for advisors/companions will also be sent to the shareholder’s email address but will be separate from admission cards and user credentials for the shareholder. Admission cards will not be sent by ordinary mail. An admission card is not necessary for viewing the webcast. Language Representatives of the Company and the chair of the Annual General Meeting will conduct their presentations in English. Shareholders participating virtually via the Computershare Meeting Services application or in person at Bella Center may choose to ask questions and express opinions in Danish or English. Simultaneous interpretation from English to Danish and from Danish to English will be available to in person participants at Bella Center, virtual participants in the Computershare Meeting Services application as well as in the webcast .

Novo Nordisk Annual General Meeting 2024 11 Information on novonordisk.com The following information is available on www.novonordisk.com/AGM until and including the date of the Annual General Meeting: • Notice to convene the Annual General Meeting, including the agenda and complete proposals and a description of the nominated Board candidates (Appendix), • The aggregate number of shares and voting rights as of the date of the notice to convene the Annual General Meeting, • The audited Annual Report 2023, • The Remuneration Report 2023, • The proposed revised Articles of Association, • The proposed revised Remuneration Policy, • The proxy and voting by correspondence form, • The registration form, • A summary of potential questions received from shareholders and answers from Novo Nordisk, and • User guide for the Computershare Meeting Services application. Dividends The dividend as approved by the Annual General Meeting will be transferred to the shareholders via VP Securities A/S after deduction of withholding tax, if any. Further information on dividends may be found in the Annual Report 2023 under 'Shares and capital structure'. Electronic communication Since 1 January 2021, Novo Nordisk no longer sends out hard copies of notices for general meetings. It is possible to receive the Annual Reports, the quarterly update “Share” and notices of general meetings and shareholders’ meetings electronically by email from Novo Nordisk. Should you wish to receive such communication from us, please register your email address on the InvestorPortal via this link : www . novonordisk . com/investors/Investor - portal . html . Shareholders’ meeting On Thursday 21 March 2024 at 5.00 pm (CET), after the Annual General Meeting, the Company will host an informal Shareholders' meeting conducted in Danish for its shareholders at Bella Center, Center Boulevard 5, DK - 2300 Copenhagen S, Denmark. A live webcast of the meeting will be available on novonordisk.com. Admission card for the shareholders’ meeting is necessary for participating in person. Admission cards are issued electronically and may be obtained: • via the InvestorPortal. Logging on requires MitID or username and password. The InvestorPortal can be accessed via Novo Nordisk’s website www.novonordisk.com/investors/Investor - portal.html or via Computershare A/S’ website: www.Computershare.dk, or • by contacting Computershare A/S by phone +45 45 46 09 97 weekdays between 9.00 and 15.00 (CET) or via email: agm@computershare.dk. Processing of personal data For information about how Novo Nordisk processes your personal data as a shareholder, see the Company’s Notices of Personal Data Processing on: www.novonordisk.com/AGM. Best regards, Novo Nordisk A/S The Board of Directors, 21 February 2024

Novo Nordisk Annual General Meeting 2024 12

Appendix
Candidates for the Board of Directors

General considerations
All shareholder-elected Board members are to be elected or re-elected each year for a one-year term and the terms for each and all Board members expire at the Annual General Meeting in March 2024.

The Nomination Committee assists the Board with the identification and nomination of Board members based on the Board Competence Profile which is available at https://www.novonordisk.com/about/corporate-governance.html. Also, all Board members should possess integrity, accountability, fairness, financial literacy, commitment, desire for innovation, a corporate social responsible mindset and a collaborative mindset.

Competences and experience to be represented on the Board (shareholder-elected Board members only)

Global corporate leadership	Healthcare & pharma industry	Finance & accounting
Business development, M&A & external innovation sourcing	Human capital management	Medicine & science
Environmental, social & governance (ESG)	Technology, data & digital	

If all proposed candidates are elected to the Board, the Board would collectively possess the desired competences and experience.

Diversity ambition
It is the aim that at least two shareholder-elected members are of Nordic nationality and two of non-Nordic nationality and to have at least three shareholder-elected Board members of each gender by 2025. With the proposed candidates the shareholder-elected Board members will consist of three Nordic members and six non-Nordic members. Of these, three members are female and six are male. Thus, the Board of Directors fulfils its nationality and gender ambition.

Independence
It is Novo Nordisk's aspiration that at least half of its shareholder-elected Board members should be independent in accordance with the Danish Recommendations on Corporate Governance.

Further, in order to ensure that Novo Nordisk and its controlling shareholder share a common vision and goals, it is desirable to have a number of Board members representing the main shareholder. However, in order to get an outside perspective on Novo Nordisk's business, it is also desirable to have a number of Board members who do not represent the main shareholder.

Two of the proposed candidates, Mr Poulsen and Mr Kutay, are not considered to be independent of the Company as Mr Poulsen holds a board position at Novo Holdings A/S and Mr Kutay is chief executive officer of Novo Holdings A/S, the main shareholder of the Company. If all proposed candidates are elected to the Board, the Board will satisfy the aspiration to have a number of Board members representing the main shareholder and that at least half of the Board members elected by the shareholders shall be independent.

After the Annual General Meeting the Board will elect its committee members and e.g. intends to elect members of the Audit Committee who qualify as independent as required and defined by the US Securities and Exchange Commission (SEC) as well as the Danish Act on Approved Auditors and Audit Firms.

Novo Nordisk Annual General Meeting 2024 13 The individual candidates Helge Lund Chair Norwegian. Born October 1962. Male. Member since 2017. 1 Term 2024. Chair of the Nomination Committee and the Chair Committee. Independent Positions and management duties: Chair of the board of directors and chair of the people & governance committee of BP p.l.c. Chair of the board of directors of Inkerman AS. Member of the board of directors and member of the remuneration committee of Belron SA. Member of the board of directors of P/F Tjaldur. Operating advisor to Clayton Dubilier & Rice. Member of the board of trustees of the International Crisis Group. Competences: Global corporate leadership; healthcare & pharma industry; finance & accounting; business development, M&A and external innovation sourcing; human capital management; environmental, social & governance (ESG). Henrik Poulsen Vice chair Danish. Born September 1967. Male. Member since 2021. Term 2024. Chair of the Remuneration Committee and member of the Audit Committee and the Chair Committee. Not independent Positions and management duties: Chair of the supervisory board, chair of the nomination committee and member of the remuneration committee of Carlsberg A/S. Chair of the board of directors and chair of the nomination and remuneration committee at Faerch A/S. Member of the board of directors of Novo Holdings A/S. Member of the supervisory board of Bertelsmann SE & Co. KGaA. Senior advisor to A.P. Møller Holding A/S. Competences: Global corporate leadership; finance & accounting; business development, M&A and external innovation sourcing; human capital management; environmental, social & governance (ESG). Former positions: Mr Lund served as chief executive of BG Group plc, UK, the global oil and gas company, from 2015 to 2016 when the company was acquired by Shell. Prior to that Mr Lund served as president and CEO of Equinor ASA (formerly known as Statoil ASA), Norway, from 2004 to 2014. From 2002 to 2004 Mr Lund served as president & CEO of Aker Kvaerner ASA, Norway, an industrial conglomerate with operations in oil and gas, engineering and construction, pulp and paper, and shipbuilding. Education: 1991 MBA, INSEAD, France. 1987 MA Economics, NHH Norwegian School of Economics & Business Administration, Norway. Former positions: Mr Poulsen served as president and CEO of Ørsted A/S, Denmark, a global leader in renewable energy, in the period 2012 - 2020. Prior to that Mr Poulsen was president and CEO of the telecommunication company TDC A/S, Denmark. From 2007 - 2008 Mr Poulsen served as operating executive of Kohlberg Kravis Roberts & Co. in the UK preceded by executive roles with the LEGO group, Denmark, in the period 1999 - 2006. Education: 1994 MSc, Finance & Accounting, Aarhus School of Business, Denmark. 1991 BSc, International Business, Aarhus School of Business, Denmark. 1. Helge Lund was also a member of the Board of Directors for one one - year term from 2014 - 2015.

Novo Nordisk Annual General Meeting 2024 14 The individual candidates (continued) Laurence Debroux Member of the Board French. Born July 1969. Female. Member since 2019. Term 2024. Chair of the Audit Committee and member of the Remuneration Committee. Independent Positions and management duties : Member of the board of directors, chair of the audit committee and member of the ESG committee of Exor N . V . Member of the supervisory board and member of the audit committee of Randstad N . V . Member of the board of directors of HEC Paris Business School and of Kite Insights (The Climate School) . Competences: Global corporate leadership; healthcare and pharma industry; finance and accounting; business development, M&A and external innovation sourcing; human capital management; environmental, social and governance (ESG). Andreas Fibig Member of the Board German. Born February 1962. Male. Member since 2018. Term 2024. Member of the Research & Development Committee. Independent Positions and management duties: Member of the board of directors of Indigo Agriculture Inc., Evodiabio ApS and ExlService Holdings, Inc. Honorary director of the German American Chamber of Commerce. Competences: Global corporate leadership; healthcare and pharma industry; technology, data and digital; finance and accounting; business development, M&A and external innovation sourcing; human capital management; environmental, social and governance (ESG). Former positions: From 2015 to 2021 Ms Debroux was group chief financial officer, executive board member, of Heineken N.V. From 2010 to 2015 Ms Debroux held the position as group chief financial officer, executive board member, at JCDecaux SA, France. From 1996 to 2010 Ms Debroux held a number of positions at Sanofi Aventis (previously Sanofi SA), including those of chief strategic officer, chief financial officer and deputy chief financial officer. Education: 1992 Master Degree, HEC Paris, Ecoles des Hautes Etudes Commerciales, France. Former positions: From 2012 to 2022, Mr Fibig was chair and chief executive officer of International Flavors & Fragrances Inc., US. In the period 2008 to 2014, Mr Fibig was president and chair of the board of management of Bayer HealthCare Pharmaceuticals, a division of Bayer AG, Germany. Previously, Mr Fibig held several positions of increasing responsibility at Pfizer, Inc., US, including the roles as senior vice president of the US pharmaceutical operations from 2007 to 2008, and as president of Latin America, Africa and Middle East from 2003 to 2007. Education: 1982 Degree in Marketing, Berlin School of Economics, Germany.

Novo Nordisk Annual General Meeting 2024 15 The individual candidates (continued) Sylvie Grégoire Member of the Board Canadian and American. Born November 1961. Female. Member since 2015. Term 2024. Member of the Audit Committee, the Research & Development Committee and the Nomination Committee. Independent Positions and management duties: Co - founder and chair of the board of directors of CervoMed, Inc. Member of the board of directors and member of the nominating & corporate governance committee and the compensation & benefits committee of Revvity Inc. Member of the board of directors of F2G Ltd. Advisor to the Soffinova Telethon Fund. Competences: Global corporate leadership; healthcare & pharma industry; medicine & science; finance & accounting; business development, M&A and external innovation sourcing; human capital management. Kasim Kutay Member of the Board British. Born May 1965. Male. Member since 2017. Term 2024. Member of the Nomination Committee and the Research & Development Committee. Not independent Positions and management duties : CEO of Novo Holdings A/S . Member of the board of directors and member of the nomination and remuneration committee of Novozymes A/S . Competences: Global corporate leadership; healthcare & pharma industry; finance & accounting; business development, M&A and external innovation sourcing; human capital management. Former positions: Ms Grégoire is former president of Human Genetic Therapies Shire PLC, US and Switzerland, from 2007 to 2013. Prior to that, she was executive chair of IDM Pharma Inc., US, from 2006 to 2007, and president and chief executive officer in GlycoFi Inc., US, from 2003 to 2004. Education: 1986 Pharmacy Doctorate degree, the State University of NY at Buffalo, US. 1984 BA in Pharmacy, Laval University, Canada. 1980 Science College degree, Séminaire de Sherbrooke, Canada. Former positions: From 2009 to 2016 Mr Kutay was managing director, co - head of Europe and member of the global management committee of Moelis & Co., UK. From 2007 to 2009 Mr Kutay was managing director and head of Financial Solutions Group of SUN Group, UK. From 1989 to 2007 Mr Kutay held a number of positions at Morgan Stanley, UK, including chair of the European Healthcare Group. Mr Kutay was member of the board of trustees of Northwick Park Institute for Medical Research, UK, from 2005 to 2016. Mr Kutay was member of the board of governors from 2006 to 2011 and the investment committee from 2011 to 2016 of the School of Oriental and African Studies (SOAS), UK. Education: 1987 MSc in Economics, the London School of Economics, UK. 1986 BSc in Economics, the London School of Economics, UK.

Novo Nordisk Annual General Meeting 2024 16 The individual candidates (continued) Christina Law (full name: Choi Lai Christina Law) Member of the Board Chinese. Born January 1967. Female. Member since 2022. Term 2024. Member of the Audit Committee. Independent Positions and management duties: Group CEO of Raintree Group of Companies. Member of the board of directors of Raintree Group Limited, Raintree Investment Pte Ltd. and Air Liquide S.A. Member of the board of directors and member of the nomination and compensation committee of INSEAD Business School. Member of the board of directors of La Fondation des Champions. Competences: Global corporate leadership; technology, data & digital; business development, M&A and external innovation sourcing; human capital management. Former positions: Ms Law is formerly group president Asia, Middle East, Africa and Latin America for General Mills Inc. and served in the company from 2012 - 2019. Prior to that, Ms Law held a number of executive positions from 2005 - 2012 in Johnson & Johnson Company in Asia Pacific, before assuming the role of vice president for skincare business worldwide. From 1992 - 2003, Ms Law was with The Proctor & Gamble Company and has held various international marketing leadership positions. Education: 1991 MBA, INSEAD, France. 1988 BA of Social Sciences, University of Hong Kong, Hong Kong, China. Martin Mackay Member of the Board American and British. Born April 1956. Male. Member since 2018. Term 2024. Chair of the Research & Development Committee and member of the Remuneration Committee. Independent Positions and management duties: Co - founder and executive chairman of Rallybio LLC. Member of the board of directors and member of the science & technology committee and the finance committee of Charles River Laboratories International, Inc. Competences: Global corporate leadership; healthcare & pharma industry; medicine & science; technology, data & digital; business development, M&A and external innovation sourcing; human capital management. Former positions: From 2010 to 2013 Mr Mackay was president of global research and development at AstraZeneca plc., UK. Prior to that, Mr Mackay held a number of positions at Pfizer, Inc., US, from 1995 to 2010, including the roles as president and senior vice president within research and development. Mr Mackay was visiting professor at the Department of Pharmacy at King’s College, London, UK, from 1998 to 2006 and at the Department of Biomedical Sciences at the University of Lincoln, UK, from 1998 to 2014. Education: 1984 Doctorate/PhD, University of Edinburgh, UK. 1979 BSc (First Class Honours) in Microbiology, Heriot - Watt University, Edinburgh, UK.

Novo Nordisk Annual General Meeting 2024 17 Employee - elected Board members are elected for a four - year term by the employees in Novo Nordisk A/S in Denmark. The most recent election of employee - elected Board members was conducted in February 2022 and the employee - elected Board members took office on the day of the Annual General Meeting on 24 March 2022. The term for the current employee - elected Board members will expire in March 2026. The current employee - elected Board members are listed below. Employee - elected Board members Liselotte Hyveled Member of the Board (employee - elected board member) Danish. Born January 1966. Female. Member since 2022. 2 Term 2026. Employee representative. Member of the Research & Development Committee. Not independent Positions and management duties: Chief patient officer and principal vice president of Patient Voice Strategy & Alliances, Novo Nordisk A/S. Competences: Not mapped for employee representatives. Education: 2018 Board Leadership Programme, Copenhagen Business School. 2014 Board Leadership Masterclass, Copenhagen Business School. 2011 Master of Medical Business Strategy, CopenhagenBusiness School. 1992 MSc, Pharmacy, University of Copenhagen Elisabeth Dahl Christensen Member of the Board (employee - elected board member) Danish. Born November 1965. Female. Member since 2022. Term 2026. Employee representative. Member of the Remuneration Committee. Not independent Positions and management duties: Full - time union representative at Novo Nordisk A/S. Competences: Not mapped for employee representatives. Education: 1989 Laboratory technician from Slagteriskolen in Roskilde, Denmark. 2. Liselotte Hyveled was also an employee - elected member of the Board of Directors for one four - year term from 2014 - 2018.

Novo Nordisk Annual General Meeting 2024 18 Thomas Rantzau Member of the Board (employee - elected board member) Danish. Born March 1972. Male. Member since 2018. Term 2026. Employee representative. Member of the Nomination Committee. Not independent Positions and management duties: Lead auditor, Internal Audits, Novo Nordisk A/S. Competences: Not mapped for employee representatives. Education: 2003 Degree in food engineering, DTU, Denmark. 1992 Diploma as dairy technician. Mette Bøjer Jensen Member of the Board (employee - elected board member) Danish. Born December 1975. Female. Member since 2018. Term 2026. Employee representative. Member of the Audit Committee. Not independent Positions and management duties: Wash & Sterilisation specialist in Product Supply, Novo Nordisk A/S. Competences: Not mapped for employee representatives. Education: 2010 Graduate Programme (HD) in Business Administration (Strategic management and business development), Copenhagen Business School, Denmark. 2001 MSc in Biotechnology, Aalborg University, Denmark.

Novo Nordisk A/S – Novo Alle 1, 2880 Bagsværd, Denmark – CVR no. 24256790 +45 4444 8888 (switchboard), novonordisk.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 21, 2024	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer